United States
Securities And Exchange Commission
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 001-32568

MAIDENFORM BRANDS, INC.
(Exact name of registrant as specified in its charter)

485F US Hwy 1 South, Iselin, New Jersey 08830 / (732) 621-2500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 1

Effective October 7, 2013, General Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Hanesbrands Inc., a Maryland corporation, was merged with and into Maidenform Brands, Inc., with Maidenform Brands, Inc. continuing as the surviving corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Maidenform Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

November 1, 2013	MAIDENFORM BRANDS, INC.

	By:	/s/ Joia M. Johnson
Joia M. Johnson
President